

Mail Stop 4631

November 4, 2009

Mr. Russell Chenu
Chief Financial Officer
James Hardie Industries N.V.
Atrium, 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands

>   **RE: Form 20-F for the fiscal year ended March 31, 2009**
>   **File No. 1-15240**

Dear Mr. Chenu:

     We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p align="center">FORM 20-F FOR THE YEAR ENDED MARCH 31, 2009</p>

Item 3 – Key Information, page 2

Selected Financial Data, page 2

1. We note that you are excluding loss from discontinued operations, non-operating expenses and cumulative effect of change in accounting principle from EBITDA. Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 clearly states that EBITDA is defined as "earnings before interest, taxes, depreciation and amortization." Earnings is intended to mean net income rather than income from continuing operations. To the extent EBITDA is

not computed as commonly defined, please revise the title you use in future
filings so that it conveys this. One choice may be to call it adjusted EBITDA.

Item 4 - Information on the Company, page 24

History and Development of the Company, page 24

2. In future filings, please disclose the legislation under which the Company
operates. See Item 4.A.3 of Form 20-F.

Dependence on Trade Secrets and Research and Development, page 35

3. In future filings, please disclose the extent to which the Company is dependent on
patents or licenses; industrial, commercial or financial contracts; or new
manufacturing processes. See Item 4.B.6 of Form 20-F.

Government Regulation, page 36

4. In future filings, please clearly describe the material effects of government
regulations on the Company's business and identify the applicable regulatory
body. See Item 4.B.8 of Form 20-F.

Item 5 – Operating and Financial Review and Prospects, page 50

Critical Accounting Policies, page 51

General

5. You recorded impairment charges of $71.0 million for the year ended March 31,
2008. To the extent that any of your long-lived assets or asset groups have
estimated fair values that are not substantially in excess of the carrying values and
to the extent that the asset amounts, in the aggregate or individually, could
materially impact your operating results or total shareholder's equity, please
provide the following disclosures in future filings:
   - The percentage by which fair value exceeds the carrying value as of the most-
     recent test;
   - A description of the assumptions that drive the estimated fair value;
   - A discussion of the uncertainty associated with the key assumptions. For
     example, to the extent that you have included assumptions that materially
     deviate from your historical results, please include a discussion of these
     assumptions; and
   - A discussion of any potential events and/or circumstances that could have a
     negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.

Results of Operations, page 54

6. In future filings, please discuss in greater detail the business reasons for the changes between periods in gross profit of each of your segments. In doing so, please disclose the amount of each significant change between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change. For example, you should discuss the impact on gross profit that fluctuations in the cost of raw materials necessary to your business had as discussed on page 18. See Item 303(a)(3) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Liquidity and Capital Resources, page 64

7. Your disclosures indicate that you fund your working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of PP&E, and proceeds from the redemption of investments. Please further enhance your disclosures in future filings to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In this regard, we note that significant cash flows from your credit facilities have been required to fund your working capital needs and capital expenditure requirements. We also note that net operating cash flows moved from a cash inflow to a cash outflow in fiscal year 2009. When there are significant changes in the sources and uses of cash such as the decrease in cash flow from operations, please advise how you determined that the sources will continue to be sufficient to meet your needs. Please show us in your supplemental response what the revisions will look like.

8. We note your credit facility agreements contain covenants that require you to maintain certain ratios, among other restrictions. For each class of debt, please ensure that you clearly disclose in future filings the specific terms of any material debt covenants and whether you were in compliance with the covenants as of the reporting date. In addition, if it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required

ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please show us in your supplemental response what the revisions will look like.

9. Please expand your disclosure in future filings to discuss all material changes in your operating activities as depicted in your statement of cash flows, including the changes in accounts and notes receivable, inventories, and accounts payable and accrued liabilities. Please show us in your supplemental response what the revisions will look like.

Contractual Obligations, page 68

10. Please revise your table of contractual obligations in future filings to include the following:

- Estimated interest payments on your debt, and
- Planned or required payments to fund pensions and other post-employment benefits

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please show us in your supplemental response what the revisions will look like.

Item 6 - Directors, Senior Management and Employees, page 69

11. In future filings, please provide the information required by Item 6.C.2 of Form 20-F relating to the provision of benefits for directors upon termination of employment or an appropriate negative statement.

Item 15 – Controls and Procedures, page 124

12. Please disclose in future filings whether there have been any changes in your internal controls and procedures that occurred during the period covered by your annual report. Refer to paragraph (d) of Item 15 of Form 20-F.

Item 18 - Financial Statements

General

13. You disclose on page F-14 that you consider your interest in the AICF to be variable and you consolidate the AICF in accordance with FIN 46R. Please

expand the notes to your financial statements in future filings to address the disclosure requirements set forth in paragraphs C4 and C5 of FSP FAS 140-4 and FIN 46(R)-8. Please show us in your supplemental response what the revisions will look like.

14. You disclose on page F-12 that you sponsor both defined benefit and defined contribution retirement plans for your employees. Please expand your disclosure in future filings to meet the requirements of paragraphs 7 and E1 of SFAS 158 regarding your defined benefit plans. In addition, please disclose the amount of cost recognized for defined contribution retirement plans for all periods presented as required by paragraph 11 of SFAS 132R. Please show us in your supplemental response what the revisions will look like.

15. We note your disclosure on page 39 that you suspended production at two of your plants in November 2008 and December 2008. As such, please tell us whether you determined that this was a triggering event that would require you to test long-lived assets for recoverability. If you concluded that this was not a triggering event, please elaborate. See paragraph 8 of SFAS 144.

Note 2 – Summary of Significant Accounting Policies, page F-9

General

16. Please disclose in future filings the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of goods sold, please also revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of goods sold title and removing any references in the filing to gross profit. Please show us in your supplemental response what the revisions will look like.

Restricted Cash and Cash Equivalents, page F-9 and Restricted Cash and Cash Equivalents – Asbestos, F-19

17. Please expand your disclosure in future filings to discuss the restrictions on restricted cash and cash equivalents, including the length of time the cash is restricted, and tell us what consideration you gave to presenting restricted cash as a non-current asset on the face of your balance sheets. Please show us in your supplemental response what the revisions will look like.

Earnings Per Share, page F-13

18. Please disclose in future filings how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. Your

disclosure should enable a reader to understand how you treat both vested and unvested restricted shares for basic EPS and for diluted EPS. If applicable, please separately disclose how you treat unvested shares that vest based solely on continued employment, as well as those that vest subject to conditions. See paragraphs 10 and 13 of SFAS 128. Please show us in your supplemental response what the revisions will look like.

Note 10 – Product Warranties, page F-22

19. Please enhance your disclosure in future filings to present a summary of the warranty liability activity for the most recent three years rather than two years. Refer to paragraph 14 of FIN 45.

Note 13 – Commitment and Contingencies, page F-29

20. You disclose on page 14 that you entered into an indemnity agreement in connection with the sale of your former United States gypsum wallboard manufacturing facilities in April 2002. Please consider disclosing in future filings the nature of this indemnity agreement, as well as any other material indemnity agreements you have entered into, within your commitments and contingencies footnote.

Note 14 – Income Taxes, page F-32

21. Given your disclosure on page 9 that you may not have sufficient Australian taxable income in future years to utilize the tax deductions resulting from the funding payments under the Amended FFA to the AICF, please enhance your disclosure in future filings to discuss the positive and negative evidence you considered in reaching your conclusion that a valuation allowance was not necessary for a significant portion of your deferred tax assets as of March 31, 2009. Refer to paragraphs 20 to 25 of SFAS 109. Show us in your supplemental response what the revisions will look like.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief